FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Topicus Signs a $2.3 Million, Five-Year
Term License Agreement with Magic Software

PRESS RELEASE

Topicus Signs a $2.3 Million, Five-Year
Term License Agreement with Magic Software

Deal dramatically broadens capabilities of EuroPort+, Topicus’ core financial wealth management platform, by leveraging Magic’s Solutions

July 25 2018 Or Yehuda, Israel – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today that Topicus Finance B.V., a provider of innovative, pay-as-you-go, cloud-based banking software, has signed a $2.3 million, five-year term license agreement for the use of its Magic xpa Application Platform and Magic xpi Integration Platform.

Magic xpa has been a core application platform in the development of EuroPort+, the Netherlands’ leading banking platform for wealth management, which Topicus acquired with its purchase of Able B.V. in 2017. EuroPort+ securely processes millions of accounts and investment portfolios and savings accounts, and the processing of hundreds of thousands of transactions per hour.

Topicus will continue to use the newest versions of Magic xpa Application Platform in EuroPort+ to extend its cloud application, as well as pursue new opportunities to leverage Magic xpi Integration Platform.

The contract also includes an agreement to jointly promote and offer Topicus financial solutions worldwide.

“Magic xpa has been successfully used by our subsidiary, Able, for many years, and we are excited to leverage the platform’s capabilities for other Topicus applications. We’re also looking forward to benefiting from Magic xpi Integration Platform in support of our organization’s global business plan,” said Clint van Haalen, Fintech CEO at Topicus.

“We are pleased to have been chosen to help facilitate the enhancement and expansion of Topicus’ offerings across the globe, thanks to our long term relationship with Able. This multi-year contract is further evidence to our customers’ ongoing satisfaction with our easy-to-use products that help organizations meet their digital transformation objectives,” said Guy Bernstein, CEO of Magic Software Enterprises.

About Topicus
Topicus is an innovative IT services provider in the finance, education, healthcare, and the public sector. The company specializes in chain integration, Software as a Service (SaaS) and process management. Topicus Fintech is a front runner in creating connected banking concepts with state-of-the art Fintech solutions in mortgages, pensions, business lending, wealth management and financial advise.

About Magic Software Enterprises
Magic Software Enterprises is a global provider of powerful and versatile end-to-end integration and application development platforms.

With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

Press Contact
Debbie Sarig | Content & PR Manager
Magic Software Enterprises
dsarig@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Topicus Signs a $2.3 Million, Five-Year Term License Agreement with Magic Software

Exhibit 10.1